Merial invests US $ 70 million in Nanchang, China

- Merial Animal Health Co. (China) Breaks Ground

for Nanchang Plant’s Expansion Project -

Nanchang, China - October 12, 2009 - Merial, the Animal Health division of the sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today that Merial Animal Health Co. (China) held a ground-breaking ceremony for an expansion project at its plant located in the Nanchang Hi-tech Development Zone, China. Merial Animal Health Co. (China), a venture of Merial Limited and the Group’s first production facility in China has been in operation for almost 20 years.

The facility in Nanchang produces poultry vaccines for the domestic Chinese market. Upon completion of the expansion project, which earmarks an estimated total investment of over 70 million US dollars, the production capacity of the Nanchang plant will double. The new facility covers a land of 50,000 square meters, with a phase I floor area of nearly 30,000 square meters.

“Merial has been operating with our partners in China for nearly 20 years”, declared José Barella, Executive Chairman of Merial. “During that time, we have been proud to have joined our Chinese partner organizations in enhancing the quantity and quality of poultry protein to meet the ever-increasing demand by consumers here. Now, with the establishment of this new state-of-the art facility, we have the ability to further apply the latest in modern avian vaccine technology and further contribute to the country’s production of poultry protein, and help feed a vibrant and modern China. We hope that this milestone in our growing relationship with China is a symbol of our commitment to this market, and an indication of our desire to further expand our operations in the future.”

The expansion project is expected to extend Merial’s leadership in China in terms of high-quality vaccine offerings as well as sales, technical support and logistics, and positions Merial as a truly trusted partner for Chinese customers and veterinary professionals for business excellence.

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About Merial

Merial Limited was established in 1997, and is now a wholly-owned subsidiary of sanofi-aventis. Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 5,700 people and operates in more than 150 countries worldwide. The company’s revenue in 2008 was over 2.6 billion US dollars. For more information, please see www.merial.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Merial:

Philip Connolly

Philip.connolly@merial.com

+44 (0) 12 79 77 58 46

Sanofi-aventis:

Jean-Marc Podvin

Jean-marc.podvin@sanofi-aventis.com

+33 (0) 53 77 42 23